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                              December 4, 2023

       Sukaran Mehta
       Chief Financial Officer
       Docebo Inc.
       366 Adelaide St. West, Suite 701
       Toronto, Ontario, Canada M5V 1R7

                                                        Re: Docebo Inc.
                                                            Schedule 13E-4F
filed November 24, 2023
                                                            File No. 005-92085

       Dear Sukaran Mehta:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in the offer materials.

       Schedule 13E-4F filed November 24, 2023

       General

   1. We note the Company has filed a Schedule 13E-4F and seeks to rely on Rule 13e-4(g) to conduct the Offer in
accordance with Canadian securities laws. Please describe in your response letter the
Canadian takeover regulations applicable to this Offer. It is our understanding that for
third-party offers, Canadian takeover regulations may not apply for an offer for just over
5% of the target's shares. Please advise whether Canadian tender offer rules are
different for issuer tender offers such as this one, such that MJDS is available here.
   2.                                                   We note your disclosure
throughout the Schedule 13E-4F that Intercap Equity
                                                        Inc. beneficially owns
  approximately 43% of the Company   s issued and outstanding
                                                        Common Shares.    You
also state, however, that Intercap    intends to tender all of its
                                                        Common Shares to the
Offer, with the goal of maintaining an approximate 40%
                                                        ownership interest in
the Company.    It is unclear how Intercap would    maintain[] an
                                                        approximate 40%
ownership interest in the Company    if it tenders all of its shares. If the
                                                        Company has sought and
obtained an exemption from applicable Canadian securities
 Sukaran Mehta
Docebo Inc.
December 4, 2023
Page 2
         regulators to allow for the use of a proportionate tender mechanism in connection with this Offer, please advise. See Note to Rule 13e-4(g). Please revise or advise.
3. See our comment above. Please advise in your response letter whether the Company has sought and obtained an exemption from any Canadian takeover bid regulations applicable to this Offer, including but not limited to, an exemption to provide for proportionate tenders. For example, it appears that the Company may have obtained an exemption from the requirement to take up and pay for tendered shares if the Offer is extended. If an exemption has been obtained, please advise in your response letter why Rule 13e-4(g)
         remains available, despite such exemption. See the Note to Rule
13e-4(g).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at 202-551-3263 or Eddie Kim at 202-679-
6943.



FirstName LastNameSukaran Mehta                              Sincerely,
Comapany NameDocebo Inc.
                                                             Division of
Corporation Finance
December 4, 2023 Page 2                                      Office of Mergers
& Acquisitions
FirstName LastName